Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

FILAMENT HEALTH ANNOUNCES TERMINATION OF SHAREHOLDER MEETING AND
ENGAGEMENT OF DONOHOE ADVISORY FOR COMPLIANCE EXPERTISE

Vancouver, British Columbia, December 18, 2023 – Filament Health Corp. (OTCQB:FLHLF) (NEO:FH) (FSE:7QS) (“Filament” or the “Company”), a clinical-stage natural psychedelic drug development company, today announced that the special meeting of its securityholders held this Monday, December 18, 2023 at 9:30 a.m. (Vancouver time) (the “Special Meeting”) to approve, among other things, the Company’s proposed arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) was terminated. At the Special Meeting, the Arrangement Resolution attached to the management information circular of Filament dated November 7, 2023 (the “Circular”) was not presented to the securityholders of Filament for approval.

In recent days, material changes to the terms of the Company’s proposed financing of senior secured convertible notes to Helena Global Investment Opportunities 1 Ltd. (the “Note Financing”) and to the terms of the Proposed Business Combination (as defined below), each as described in the Company’s press release dated December 6, 2023, were required in order to complete the Arrangement. Such material changes were required in order to properly structure the transactions to meet Nasdaq listing requirements.

Due to the proposed material changes to the Helena Financing and the Proposed Business Combination, the Board of Directors of Filament (the “Board”) is currently considering all strategic options, including updates to the terms of the Note Financing and the Proposed Business Combination or alternative options. Upon determination by the Board of the strategic option to be implemented, the Company intends, as appropriate, to disseminate a new management information circular, which would supersede the Circular, and, if necessary, to hold a new special meeting in 2024, giving shareholders appropriate time to consider the new proposed terms as determined by the Board.

In addition, the Company announced that it has engaged Donohoe Advisory Associates LLC. (“Donohoe Advisory”) to provide advice relating to alternative Nasdaq listing strategies. Donohoe Advisory is a prominent advisory firm specializing in assisting companies with Exchange listing issues. Formed in 2004 by David A. Donohoe, Jr., the former Chief Counsel for the Listing Qualifications Department of The Nasdaq Stock Market, Donohoe Advisory has represented more than 1,800 companies in stock exchange listing matters since its formation.

Benjamin Lightburn, Filament Chief Executive Officer and Co-Founder, stated, “The Proposed Business Combination is a complicated transaction where compliance is paramount. Our duty to ensure shareholder value and the strength of Filament’s business means that more time is required to consider the necessary changes to the Proposed Business Combination, as well as alternatives. We are pleased to move forward with the advisement of Donohoe Advisory.”

Jeremy Weech, Helena Managing Partner, expressed, “The Filament, Helena and Jupiter teams have been working nonstop to complete this deal. We believe this new timeline is in everyone’s best interest so that we all can spend time with our families over the holidays. We look forward to reevaluating the terms of the Proposed Business Combination in the New Year and to working with Filament to assess strategic financing alternatives. We continue to support Filament’s efforts to list on Nasdaq.”

For additional details regarding the previously announced business combination among Filament, Jupiter Acquisition Corporation (NASDAQ:JAQC), a special purpose acquisition company, and 1427702 B.C. Ltd. (such business combination, the “Proposed Business Combination”), please see the sources described below under, “Important Information About the Proposed Business Combination and Where to Find It.”

ABOUT FILAMENT HEALTH CORP (OTCQB:FLHLF) (NEO:FH) (FSE:7QS)

Filament Health is a clinical-stage natural psychedelic drug development company. We believe that safe, standardized, naturally-derived psychedelic medicines can improve the lives of many, and our mission is to see them in the hands of everyone who needs them as soon as possible. Filament’s platform of proprietary intellectual property enables the discovery, development, and delivery of natural psychedelic medicines. We are paving the way with what we believe to be the first-ever natural psychedelic drug candidates.

Learn more at www.filament.health and on Twitter, Instagram and LinkedIn.

FORWARD LOOKING INFORMATION

Certain statements and information contained herein may constitute “forward-looking statements” and “forward-looking information,” respectively, under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “should”, “believe”, “intends”, “forecast”, “plans”, “guidance” and similar expressions are intended to identify forward-looking statements or information. Forward-looking statements herein include, but are not limited to, statements regarding the reaching of an agreement with respect to updated terms to the Helena Financing and the Proposed Business Combination, the potential dissemination of a new management information circular in 2024, the potential holding of a new special meeting in 2024 and the potential completion of the Proposed Business Combination, as well as the possibility of other strategic alternatives. The forward-looking statements are not historical facts, but reflect the current expectations of management of Filament regarding future results or events and are based on information currently available to them. Certain material factors and assumptions were applied in providing these forward-looking statements. Forward-looking statements regarding the Company are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Filament to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including risks associated with updating the terms to the Helena Financing and the Proposed Business Combination, disseminating a new management information circular in 2024, holding of a new special meeting in 2024 and completing the Proposed Business Combination, risks associated with strategic alternatives and risks associated with adverse market conditions. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Filament will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

Important Information About the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination would be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) and amendments and supplements thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. The Registration Statement was declared effective by the SEC on November 13, 2023, and TopCo and Jupiter filed the definitive proxy statement/prospectus with the SEC on that same date. Jupiter and TopCo may also file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. On November 13, 2023, after the Registration Statement was declared effective, Jupiter commenced the mailing of the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. On December 7, 2023 and December 8, 2023, TopCo and Jupiter filed supplements to the definitive proxy statement/prospectus. The Proposed Business Combination would also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto, and the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR+ at www.sedarplus.ca.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; (xxii) whether potential financing related to the Proposed Business Combination or any other strategic alternative by Helena can be succesfully negotiated and funded; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo, and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and the definitive proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and is included in the definitive proxy statement/prospectus. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.

SOURCE Filament Health Corp.

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